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                                    Filed by R.J. Reynolds Tobacco Holdings,
                                    Inc. pursuant to Rule 425 under the
                                    Securities Act of 1933 and deemed filed
                                    under Rule 14a-12 of the Securities Exchange
                                    Act of 1934.

                                    Subject Company: R.J. Reynolds Tobacco
                                    Holdings, Inc. Commission File No. 001-6388


[RJ REYNOLDS LOGO]

                                                                   P.O. BOX 2866
                                                    WINSTON-SALEM, NC 27102-2866
--------------------------------------------------------------------------------

CONTACT:         Investor Relations:             Media:
                 Carole Biermann-Wehn            Maura Payne
                 (336) 741-5182                  (336) 741-6996



             RJR AND BAT AGREE TO COMBINE U.S. ASSETS AND OPERATIONS

WINSTON-SALEM, N.C. - OCT. 27, 2003 - R. J. Reynolds Tobacco Holdings, Inc. (NYSE: RJR) and British American Tobacco p.l.c. (AMEX: BTI) today announced the signing of a definitive agreement to combine the assets and operations of their respective U.S. tobacco businesses: R.J. Reynolds Tobacco Co. (RJRT) and Brown & Williamson Tobacco Corp. (B&W).

The agreement provides for establishing a new publicly traded holding company, Reynolds American Inc., with approximately 150 million shares outstanding. BAT will own 42 percent of Reynolds American Inc. through B&W with existing RJR shareholders owning 58 percent through a one-for-one exchange for stock of the new company. The company expects the transaction to be tax-free to RJR shareholders and to BAT.

The agreement provides for B&W to transfer to RJRT all Master Settlement Agreement liabilities and the corresponding cash balance to cover previously accrued payment obligations. The amount is contingent on the timing of closing the transaction, but averages approximately $750 million during the year. RJR Tobacco will indemnify B&W for all existing and any future litigation relating to its U.S. business. In addition, the contributed assets of B&W included in the agreement will be debt-free.

RJR will pay BAT $400 million in cash to acquire the stock of Lane Limited, a subsidiary that manufactures several cigar, roll-your-own and pipe tobacco brands and distributes Dunhill tobacco products.


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The transaction is expected to close in mid-year 2004, pending the necessary approvals from U.S. regulatory authorities and RJR shareholders, as well as Internal Revenue Service rulings.

The combination will consolidate the second and third largest U.S. tobacco companies. On a combined 2002 basis, Reynolds American Inc. would have annual revenues of approximately $10 billion, annual domestic cigarette volume of 136 billion units, and over 30 percent of the cigarette sales in the United States.

"This agreement marks a milestone for both companies," said Andrew J. Schindler, chairman and CEO of RJR. "The combination of these companies will enable us to achieve tremendous efficiencies, and will greatly enhance our ability to compete effectively in the U.S. market. The merger is expected to be accretive to earnings and provide outstanding value and return to shareholders. RJR and BAT recognize the mutual benefits of this combination and share a strong desire to complete the deal," said Schindler.

"This exciting combination makes both strategic and financial sense," said Martin Broughton, chairman of BAT. "This merger will improve our competitive position in the most important cigarette market in the world. It gives the Group a 42 percent share in a stronger and more sustainable business with an enhanced brand portfolio.

"We believe that the merger is the best way to achieve our long-term strategic ambitions in the U.S. market, while improving both our earnings per share and our cash flow in the first full year following completion," Broughton said.

The companies have agreed to a multi-year contract for BAT's export product currently produced by B&W to be manufactured by R.J. Reynolds Tobacco. BAT will retain the rights to use all its international trademarks outside the United States.

After the transaction closes, the full integration of B&W's operations into RJRT, including the sales forces, manufacturing operations, and other areas, is expected to take 18 to 24 months. The company plans to consolidate headquarters and operations in Winston-Salem, N.C. The full integration of the companies is anticipated to generate more than $500 million in annualized savings.

Schindler will serve as executive chairman of Reynolds American Inc. for a six-month period after closing and then as non-executive chairman. Susan Ivey, currently president and CEO of B&W, will serve as president and CEO of Reynolds American Inc. Announcements regarding the balance of the executive management team will be made at a later date.

The new board of Reynolds American Inc. will consist of 13 members, including Schindler and Ivey, six directors from the existing RJR board and five directors designated by BAT (three independent and two BAT executives). BAT will receive the rights typically afforded a substantial minority shareholder.


RJR intends to continue paying its annualized $3.80 dividend. Under terms of the agreement, the designated Reynolds American management will recommend to the new board an annual dividend payout policy of approximately 75 percent of net income. After closing, the practical implications of


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the 42 percent ownership by BAT is likely to preclude substantial share repurchase programs by Reynolds American Inc.


The agreement includes a 10-year "standstill" provision that generally prevents BAT from buying shares that would increase its holding above 42 percent of the outstanding Reynolds American Inc. stock. Certain limits are also placed on BAT's ability to sell its stock in the new company.

In addition to the combined RJRT, Santa Fe Natural Tobacco Company and Lane Limited will operate as independent subsidiaries of the new holding company.

RJR was advised on the transaction by Lehman Brothers, Inc., and J.P. Morgan Securities Inc.




ADDITIONAL INFORMATION AND WHERE TO FIND IT

Reynolds American Inc., the holding company to be formed in the proposed business combination, intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF R.J. REYNOLDS TOBACCO HOLDING INC. ("RJR") ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it becomes available) and other documents filed by RJR and Reynolds American Inc. with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the prospectus/proxy statement, when it becomes available, as well as RJR's and Reynolds American Inc.'s related filings with the SEC, may also be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741-5165 or on RJR's website, www.RJRHoldings.com.

FORWARD-LOOKING INFORMATION

Statements included in this news release which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although RJR believes that these expectations are based on reasonable assumptions, it can give no assurance that the business combination, if consummated, will be successful or that other expectations will be realized. Factors that could affect whether the transaction is completed include the satisfaction of all conditions to the business combination that cannot be waived and the satisfaction or waiver of all other conditions, including those described above. Factors that could affect the future performance of Reynolds American, Inc. following completion of the transaction, include the substantial and increasing regulation and taxation of the cigarette industry; various legal actions, proceedings and claims arising out of the tobacco business and the claimed health effects of cigarettes that are pending against RJRT or B&W or may be instituted against Reynolds
American, Inc. or its subsidiaries; the substantial payment obligations and limitations on the advertising and marketing of cigarettes under various litigation settlement agreements; the continuing decline in volume in the domestic cigarette industry; competition from


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other cigarette manufacturers, including increased promotional activities and the growth of the deep-discount category; the success of new product innovations and acquisitions; the effect of market conditions on the performance of pension assets and the return on corporate cash; any potential costs or savings associated with realigning the cost structure of Reynolds American, Inc. and its subsidiaries and otherwise realizing synergies from the combination of RJRT and B&W; and the ratings of RJR's securities. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


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INTERESTS OF PARTICIPANTS

RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR stockholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR is set forth in RJR's proxy statement for its 2003 annual meeting, which was filed with the SEC on March 19, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants in the proposed business combination by reading the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available.

In addition, since the referenced proxy statement, Robert S. (Steve) Miller Jr. was elected to the board of directors of RJR. As of Oct. 27, 2003, Mr. Miller was the beneficial owner of 1,000 shares of RJR's common stock, which does not include 10,000 shares issuable upon the exercise of stock options held by him that are exercisable on or after Jan. 1, 2004. If the proposed business combination is consummated, Mr. Miller's options will be immediately exercisable. Additional information regarding Mr. Miller and any interests he may have in the proposed business combination will be set forth in the prospectus/proxy statement and other relevant documents filed with the SEC when filed with the SEC.


R.J. Reynolds Tobacco Holdings, Inc. is the parent company of R.J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, Inc. R.J. Reynolds Tobacco Company is the second-largest tobacco company in the United States, manufacturing about one of every four cigarettes sold in the United States. Reynolds Tobacco's product line includes four of the nation's 10 best-selling cigarette brands: Camel, Winston, Salem and Doral. Santa Fe Natural Tobacco Company, Inc. manufactures Natural American Spirit cigarettes and other tobacco products, and markets them both nationally and internationally. Copies of RJR's news releases, annual reports, SEC filings and other financial materials are available on the company's website, www.RJRHoldings.com.


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